UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Item 1: Form 6-K dated February 14, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	February 14, 2017

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	February 14, 2017

Consolidated Net Revenue Rs. 67,484 crores, Consolidated PAT Rs.112 crores

Consolidated Financial Results for the Quarter and Nine months ended December 31, 2016 – As per Ind AS

For the quarter ended December 31, 2016, Tata Motors reported consolidated revenues (net of excise) of Rs.67,484 crores as against Rs.70,567 crores for the corresponding quarter last year (unfavourable translation impact of Rs. 10,670 crores). Consolidated Profit before tax for the quarter was Rs.599 crores, against Rs.3,414 crores for the corresponding quarter last year. This broadly reflects:-

•	In Jaguar Land Rover business-

•	Strong retail sales, up 8.5% y-o-y on continued strong demand for the product, revenue (in £) up 13.1% y-o-y;

•	Lower wholesale volumes and relatively weaker product mix (including the run out of Discovery) in Jaguar Land Rover business, overall higher marketing expenses partially offset by credit relating to the recovery because of explosion at the port of Tianjin (China).

•	In Standalone business-

•	De-growth in the M&HCV segment and flat LCV segment partially offset by growth in Car segment.

Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the quarter was Rs.112 crores, against the Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) of Rs.2,953 crores for the corresponding quarter last year.

For the nine months ended December 31, 2016, the Consolidated revenue (net of excise) was Rs.1,99,429 crores against Rs.1,92,543 crores (unfavourable translation impact of Rs. 18,840 crores) for the corresponding period last year. The Consolidated Profit before tax for the nine months ended December 31, 2016 was Rs.4,149 crores against Rs.8,237 crores for the corresponding period last year. Consolidated Profit after tax (post profit / loss in respect of joint ventures and associate companies) for the nine months ended December 31, 2016 was Rs.3,220 crores, as against Rs.6,467 crores for the corresponding period last year.

Tata Motors Standalone Financial Results (including Joint Operations) for the Quarter and Nine months ended December 31, 2016 - As per Ind AS

During the quarter, Commercial vehicle segments of the Company witnessed demand shrinkage due to the demonetization –M&HCV segment witnessed major pressure with a fall of 9.0% Y-o-Y and LCV segment was overall flat. Passenger vehicles segment grew by 25.4% Y-o-Y with Car segment growth of 31.1% Y-o-Y on the back of continued strong response to the Tiago. Exports grew by 34.6% Y-o-Y.

The sales (including exports) of commercial and passenger vehicles for the quarter ended December 31, 2016, stood at 132,572 units, a growth of 7.5%, as compared to the corresponding quarter last year. The revenues (net of excise) of the Standalone business (including Joint Operations) for the quarter ended December 31, 2016 stood at Rs.10,167 crores, as compared to Rs.10,019 crores for the corresponding quarter last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the quarter stood at Rs.153 crores with operating margin at 1.5%. Loss before and after tax for the quarter ended December 31, 2016 was Rs.1,032 crores and Rs.1,046 crores, respectively, against Rs.139 crores and Rs.137 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) of the Standalone business (including Joint Operations) for the nine months ended December 31, 2016, stood at Rs.30,940 crores as compared to Rs.30,068 crores in the corresponding period last year. Operating profit (EBITDA) of the Standalone business (including Joint Operations) for the nine months stood at Rs.1,229 crores with operating margin at 4.0%. Loss before and after tax for nine months ended December 31, 2016 was Rs.1,603 crores and Rs.1,651 crores, respectively, against the Rs.404 crores and Rs.460 crores, respectively, for the corresponding period last year.

Jaguar Land Rover Automotive PLC - (figures as per IFRS)

Total Retail sales including the China JV in the third quarter were 149,288 units, up 8.5% on strong demand for products, primarily reflecting higher volumes in China (incl. CJLR), North America and Europe led by strong sales of Discovery Sport, F-PACE and the new long wheel base XFL in China. Jaguar Land Rover wholesales and retails excluding the China JV for the quarter were 130,910 units and 129,893 units, respectively. China JV wholesales and retails for the quarter were 21,335 units and 19,395 units, respectively.

Revenues for the quarter ended December 31, 2016 were £6,537 million (up 13.1% Y-o-Y), compared to £5,781 million for the corresponding quarter last year. Operating profit (EBITDA) for the quarter was £611 million (9.3% margin), compared to £834 million (14.4% margin) for the corresponding quarter last year. The Operating performance in the quarter reflects

•	Lower wholesale volumes and less favourable product mix partially offset by favourable market mix (including the runout of Discovery);

•	Unfavourable variable marketing expense including the extended 16MY runout expenses in the US;

•	Higher new model launch costs and Biennial pay negotiation settlement;

•	Favourable operating exchange offset by realized hedges.

Profit before tax (PBT) was £255 million for the quarter ended December 31, 2016 (after an exceptional item of £85 million of further recoveries related to Tianjin) compared to £499 million in the corresponding quarter last year (which also included an exceptional item of £30 million of recoveries related to Tianjin). The PBT performance reflects:

•	Lower EBITDA as explained above and higher depreciation and amortisation,

•	Unfavourable unrealized FX and commodity hedge revaluation as well as USD debt revaluation partially offset by

•	Higher China JV profitability (£35 million in Q3 FY 17 vs £22 million in Q3 FY 17) and lower net finance expenses.

•	Further recoveries related to Tianjin (£85 million compared to £30 million a year ago)

Profit after Tax (PAT) was £167 million for the quarter ended December 31, 2016 compared to £440 million in the corresponding quarter last year.

Revenues for the nine months ended December 31, 2016 stood at £17,951 million, compared to £15,614 million in the corresponding period of last year and operating profit (EBITDA) stood at £1,898 million for the nine months, compared to £2,244 million in the corresponding period of last year. PBT for the nine months ended December 31, 2016 was £934 million compared to £980 million in the corresponding period of last year and PAT for the nine months stood at £715 million compared to £840 million in the corresponding period of last year.

Tata Daewoo Commercial Vehicles Co. Ltd - (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 268 billion (approx. Rs.1,603 crores) and recorded a net profit of KRW 15 billion (approx. Rs.90 crores) in the quarter ended December 31, 2016. Net revenue and net profit for the nine months ended December 31, 2016 stood at KRW 773 billion (approx. Rs.4,509 crores) and KRW 36 billion (approx. Rs.210 crores), respectively.

Tata Motors Finance Ltd- (As per I GAAP)

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, on a consolidated basis registered net revenue from operations of Rs.688 crores and reported a Loss after tax of Rs.3 crores for the quarter ended December 31, 2016. Net revenue from operations and Profit after tax for the nine months ended December 31, 2016 stood at Rs.2,104 crores and Rs.9 crores, respectively.

The Financial Results for the Quarter ended December 31, 2016, are enclosed.

For further information, please contact

Suresh Rangarajan

Head-Corporate Communications

Tata Motors Limited

Phone: 00 91 22 6665 7289

www.tatamotors.com

News Release – 2	February 14, 2017

Auditors Report (Consolidated)

INDEPENDENT AUDITOR’S REVIEW REPORT ON REVIEW OF INTERIM CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying Statement of Consolidated Unaudited Financial Results of TATA MOTORS LIMITED (“the Parent”) and its subsidiaries (the Parent and its subsidiaries together referred to as “the Group”), and its share of the profit / (loss) of its joint ventures and associates for the quarter and nine months ended December 31, 2016 (the “Statement”), being submitted by the Parent pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

This Statement, which is the responsibility of the Parent’s Management and approved by the Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to issue a report on the Statement based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Parent’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3.	The Statement includes the results of the entities listed in Annexure I.

4.	We did not review the interim financial information of 5 subsidiaries included in the consolidated unaudited financial results, whose interim financial information reflect total revenues of Rs.56,586 crores and Rs.166,337 crores for the quarter and nine months ended December 31, 2016 respectively, and total profit after tax of Rs.1,426 crores and Rs.5,368 crores for the quarter and nine months respectively and Total comprehensive income of Rs.1,144 crores for the quarter and Total comprehensive loss of Rs.15,924 crores for nine months ended December 31, 2016, as considered in the consolidated unaudited financial results.

The consolidated unaudited financial results also includes the Group’s share of profit after tax of Rs.16 crores and Rs.14 crores and Total comprehensive income of Rs.16 crores and Rs.14 crores for the quarter and nine months ended December 31, 2016, respectively, as considered in the consolidated unaudited financial results, in respect of 2 associates, whose interim financial information have not been reviewed by us.

These interim financial information have been reviewed by other auditors whose reports have been furnished to us by the Management and our report on the Statement, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, is based solely on the reports of the other auditors.

5.	Based on our review conducted as stated above and based on the consideration of the reports of the other auditors referred to in paragraph 4 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

6.	The consolidated unaudited financial results includes the interim financial information of 20 subsidiaries which have not been reviewed / audited by their auditors, whose interim financial information reflect total revenue of Rs.133 crores and Rs.360 crores for the quarter and nine months ended December 31, 2016, respectively, and total loss after tax of Rs.28 crores and Rs.106 crores and Total comprehensive loss of Rs.28 crores and Rs.106 crores for the quarter and nine months ended December 31, 2016, respectively, as considered in the consolidated unaudited financial results.

The consolidated unaudited financial results also includes the Group’s share of profit after tax of Rs.44 crores and Rs.61 crores and Total comprehensive income of Rs.44 crores and Rs.61 crores for the quarter and nine months ended December 31, 2016, respectively, as considered in the consolidated unaudited financial results, in respect of 1 associate, based on its interim financial information which has not been reviewed / audited by its auditor.

According to the information and explanations given to us by the Management, the above financial information is not material to the Group.

Our report on the Statement is not modified in respect of our reliance on the interim financial information certified by the Management.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P.Shroff

Partner

(Membership No. 34382)

MUMBAI, February 14, 2017

ANNEXURE I TO THE INDEPENDENT AUDITOR’S REVIEW REPORT

(Referred to in paragraph 3 under Independent Auditor’s Review Report of even date)

(A) DIRECT SUBSIDIARIES

1	Concorde Motors (India) Limited

2	TAL Manufacturing Solutions Limited

3	Tata Motors European Technical Centre PLC

4	Tata Motors Insurance Broking and Advisory Services Limited

5	Tata Motors Finance Limited

6	TML Holdings Pte. Limited

7	TML Distribution Company Limited

8	Tata Hispano Motors Carrocera S.A.

9	Tata Hispano Motors Carrocerries Maghreb SA

10	TML Drivelines Limited

11	Trilix S.r.l.

12	Tata Precision Industries Pte. Limited

13	Tata Technologies Limited

14	Tata Marcopolo Motors Limited

(B) INDIRECT SUBSIDIARIES

(i) Subsidiaries of TML Holdings Pte. Ltd.

15	Tata Daewoo Commercial Vehicle Company Limited

16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited

17	Tata Motors (Thailand) Limited

18	Tata Motors (SA) (Proprietary) Limited

19	PT Tata Motors Indonesia

20	PT Tata Motors Distribusi Indonesia

21	TMNL Motor Services Nigeria Limited

22	Jaguar Land Rover Automotive Plc

(ii) Subsidiaries of Jaguar Land Rover Automotive Plc

23	Jaguar Land Rover Limited

24	Jaguar Land Rover Austria GmbH

25	Jaguar Land Rover Japan Limited

26	JLR Nominee Company Limited

27	Jaguar Land Rover Deutschland GmbH

28	Jaguar Land Rover North America LLC

29	Jaguar Land Rover Nederland BV

30	Jaguar Land Rover Portugal - Veículos e Peças, Lda.

31	Jaguar Land Rover Australia Pty Limited

32	Jaguar Land Rover Italia Spa

33	Jaguar Land Rover Korea Company Limited

34	Jaguar Land Rover (China) Investment Co. Limited

35	Jaguar Land Rover Canada ULC

36	Jaguar Land Rover France, SAS

37	Jaguar Land Rover (South Africa) (Pty) Limited

38	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA

39	Limited Liability Company “Jaguar Land Rover” (Russia)

40	Jaguar Land Rover (South Africa) Holdings Limited

41	Jaguar Land Rover India Limited

42	Jaguar Land Rover Espana SL

43	Jaguar Land Rover Belux NV

44	Jaguar Land Rover Holdings Limited

45	Jaguar Cars South Africa (Pty) Limited

46	The Jaguar Collection Limited

47	Jaguar Cars Limited

48	Land Rover Exports Limited

49	Land Rover Ireland Limited

50	The Daimler Motor Company Limited

51	Daimler Transport Vehicles Limited

52	S.S. Cars Limited

53	The Lanchester Motor Company Limited

54	Shanghai Jaguar Land Rover Automotive Services Company Limited

55	Jaguar Land Rover Pension Trustees Limited

56	Silkplan Limited

57	Jaguar Land Rover Slovakia s.r.o

58	Jaguar Land Rover Singapore Pte. Ltd

59	Jaguar Racing Limited

60	InMotion Ventures Limited

61	InMotion Ventures 1 Limited

62	InMotion Ventures 2 Limited

63	InMotion Ventures 3 Limited

64	Jaguar Land Rover Columbia S.A.S

(iii) Subsidiaries of Tata Technologies Ltd.

65	Tata Technologies Inc.

66	Tata Technologies de Mexico, S.A. de C.V.

67	Tata Technologies Pte Limited

68	Tata Technologies (Thailand) Limited

69	Tata Technologies Europe Limited

70	INCAT International Plc.

71	INCAT GmbH

72	Cambric Limited

73	Tata Technologies SRL

74	Cambric GmbH

75	Cambric UK Limited

76	Midwest Managed Services Inc.

77	Cambric Manufacturing Technologies (Shanghai) Company Limited

(iv) Subsidiaries of Tata Motors Finance Ltd.

78	Tata Motors Finance Solutions Limited

79	Sheba Properties Limited

(C) ASSOCIATES

1	Jaguar Cars Finance Limited

2	Automobile Corporation of Goa Limited

3	Nita Company Limited

4	Tata Hitachi Construction Machinery Company Private Limited

5	Tata Precision Industries (India) Limited

6	Tata AutoComp Systems Limited

(D) JOINT ARRANGEMENTS

(a)	Joint Operations

1.	Tata Cummins Private Limited

2.	Fiat India Automobiles Private Limited

(b)	Joint Ventures

1.	Chery Jaguar Land Rover Automotive Company Limited and its subsidiary

2.	Spark44 (JV) Limited and its subsidiaries

3.	JT Special Vehicles Pvt. Limited

4.	TATA HAL Technologies Limited

News Release – 3	February 14, 2017

Consolidated Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(Rs. in crores)

STATEMENT OF CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

				Quarter ended			Nine months ended
				December 31,	September 30,	December 31,	December 31,	December 31,
Particulars				2016	2016	2015	2016	2015
(Refer Notes Below)				Unaudited
1	Income from operations
	(a)	Sales/Income from operations		67,864.95	66,240.02	69,398.07	200,515.40	192,516.41
	(b)	Other operating income		676.12	759.67	2,218.51	2,081.46	3,257.54
		Total Income from operations		68,541.07	66,999.69	71,616.58	202,596.86	195,773.95
2	Expenses
	(a)	Cost of materials consumed (including basis adjustment on purchase of inventories)
		(i) Cost of materials consumed		38,746.48	36,969.79	37,666.15	118,389.10	108,075.39
		(ii) Basis adjustment on hedge accounted derivatives		(347.36)	(267.48)	603.64	(507.79)	1,800.81
	(b)	Purchase of products for sale		3,818.63	2,921.11	3,174.44	10,000.60	9,621.24
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(2,205.49)	(347.58)	2,019.18	(9,502.97)	(2,575.76)
	(d)	Excise duty		1,009.77	1,099.27	1,024.49	3,270.19	3,256.89
	(e)	Employee benefits expense		7,044.64	6,793.85	7,375.27	21,305.54	21,160.02
	(f)	Depreciation and amortisation expense		4,229.95	4,453.98	4,261.95	13,234.75	12,365.31
	(g)	Product development/Engineering expenses		814.10	741.96	853.53	2,427.20	2,402.07
	(h)	Other expenses		18,833.86	17,119.45	14,397.91	50,982.10	38,143.33
	(i)	Amount capitalised		(4,334.77)	(4,313.25)	(4,352.52)	(12,832.88)	(12,489.35)
		Total expenses		67,609.81	65,171.10	67,024.04	196,765.84	181,759.95
3	Profit from operations before other income, finance costs and exceptional items (1 - 2)			931.26	1,828.59	4,592.54	5,831.02	14,014.00
4	Other income			167.41	179.38	192.77	520.38	673.63
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)			1,098.67	2,007.97	4,785.31	6,351.40	14,687.63
6	Finance costs			870.71	1,024.85	1,138.26	3,074.04	3,509.73
7	Profit from ordinary activities after finance costs but before exceptional items (5 - 6)			227.96	983.12	3,647.05	3,277.36	11,177.90
8	Exceptional items
	(a)	Exchange (gain)/loss (net) including on revaluation of foreign currency borrowings, deposits and loans		345.19	(27.16)	369.23	323.44	530.49
	(b)	Employee separation cost		0.75	(0.34)	(0.70)	0.41	10.37
	(c)	Others (refer note 3)		(716.57)	11.33	(135.33)	(1,195.78)	2,399.57
9	Profit/(loss) from ordinary activities before tax (7 - 8)			598.59	999.29	3,413.85	4,149.29	8,237.47
10	Tax expense/(credit) (net)			866.95	424.63	668.98	2,011.61	1,888.41
11	Net profit/(loss) for the period (9-10)			(268.36)	574.66	2,744.87	2,137.68	6,349.06
12	Share of profit/(loss) of Joint ventures and associates (net)			379.93	273.50	207.80	1,082.45	117.64
13	Net profit/(loss) after taxes, share of profit/(loss) of joint ventures and associates (11+12)			111.57	848.16	2,952.67	3,220.13	6,466.70
14	Attributable to :
		Shareholders of the Company		93.77	828.36	2,934.05	3,158.51	6,403.45
		Non-controlling interest		17.80	19.80	18.62	61.62	63.25
15	Other Comprehensive Income/(loss) (including relating to joint ventures and associates (net of tax)) (OCI)			(2,701.72)	(11,625.15)	(4,277.76)	(29,365.03)	7,761.73
16	Total Comprehensive Income/(loss) (after tax) (13+15)			(2,590.15)	(10,776.99)	(1,325.09)	(26,144.90)	14,228.43
17	Attributable to :
		Shareholders of the Company		(2,604.66)	(10,783.12)	(1,341.79)	(26,186.81)	14,153.05
		Non-controlling interest		14.51	6.13	16.70	41.91	75.38
18	Paid-up equity share capital (face value of Rs.2 each)			679.22	679.18	679.18	679.22	679.18
19	Earnings per share (EPS) (Not annualised)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS	Rs.	0.26	2.42	8.63	9.29	18.96
	(b)	Diluted EPS	Rs.	0.26	2.42	8.62	9.28	18.96
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS	Rs.	0.36	2.52	8.73	9.39	19.06
	(b)	Diluted EPS	Rs.	0.36	2.52	8.72	9.38	19.06

Segment wise Revenue, Results, Assets and Liabilities

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India.

The automotive segment is bifurcated into the following: Tata and other brand vehicles, including financing thereof and Jaguar Land Rover. The Company’s other segment comprises primarily activities relating to information technology or IT services, machine tools and factory automation solutions.

						(Rs. in crores)
		Quarter ended			Nine months ended December 31,
		December 31,	September 30,	December 31,
		2016	2016	2015	2016	2015
	Particulars	Unaudited
A.	Segment Revenue :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	13,213.15	13,188.63	12,613.18	39,801.25	37,824.87
	- Jaguar and Land Rover	54,917.68	53,374.81	58,627.99	161,563.83	156,990.36
	Less: Intra segment eliminations	(14.52)	(19.17)	(14.41)	(53.41)	(55.21)

	-Total	68,116.31	66,544.27	71,226.76	201,311.67	194,760.02
II.	Others	766.64	792.11	764.16	2,307.28	2,146.71

	Total Segment Revenue	68,882.95	67,336.38	71,990.92	203,618.95	196,906.73
	Less: Inter segment revenue	(341.88)	(336.69)	(374.34)	(1,022.09)	(1,132.78)

	Net Income from Operations	68,541.07	66,999.69	71,616.58	202,596.86	195,773.95

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof	(349.06)	(48.31)	253.82	182.01	995.26
	- Jaguar and Land Rover	1,213.96	1,816.08	4,219.24	5,469.23	12,778.88
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	864.90	1,767.77	4,473.06	5,651.24	13,774.14
II.	Others	106.99	102.94	134.53	302.29	307.80

	Total Segment results	971.89	1,870.71	4,607.59	5,953.53	14,081.94
	Less: Inter segment eliminations	(40.63)	(42.12)	(15.05)	(122.51)	(67.94)

	Net Segment results	931.26	1,828.59	4,592.54	5,831.02	14,014.00
	Add/(Less) : Other income	167.41	179.38	192.77	520.38	673.63
	Add/(Less) : Finance costs	(870.71)	(1,024.85)	(1,138.26)	(3,074.04)	(3,509.73)
	Add/(Less) : Exceptional items	370.63	16.17	(233.20)	871.93	(2,940.43)

	Total Profit before tax	598.59	999.29	3,413.85	4,149.29	8,237.47

			As at September 30,		As at December 31,
			2016		2016	2015
			Unaudited		Unaudited
C.	Segment Assets
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		65,010.75		64,770.61	58,501.16
	- Jaguar and Land Rover		152,145.22		153,797.68	160,268.56
	Less: Intra segment eliminations		—		—	(15.46)

	-Total		217,155.97		218,568.29	218,754.26
II.	Others		2,003.46		1,999.83	2,218.38

	Total Segment Assets		219,159.43		220,568.12	220,972.64
	Less: Inter segment eliminations		(918.74)		(946.28)	(1,199.09)

	Net Segment Assets		218,240.69		219,621.84	219,773.55
	Add : Unallocable assets		44,661.52		42,302.42	36,693.18

	Total Assets		262,902.21		261,924.26	256,466.73

D.	Segment Liabilities
I.	Automotive and related activity
	- Tata and other brands vehicles and financing thereof		13,835.99		14,220.04	12,867.48
	- Jaguar and Land Rover		88,318.54		88,314.86	75,603.51
	Less: Intra segment eliminations		—		—	(15.46)

	-Total		102,154.53		102,534.90	88,455.53
II.	Others		591.92		600.21	618.36

	Total Segment Liabilities		102,746.45		103,135.11	89,073.89
	Less: Inter segment eliminations		(218.22)		(233.79)	(380.25)

	Net Segment Liabilities		102,528.23		102,901.32	88,693.64
	Add : Unallocable liabilities		105,675.27		106,818.44	89,452.31

	Total Liabilities		208,203.50		209,719.76	178,145.95

Notes:-

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on February 13, 2017 and approved by the Board of Directors at its meeting held on February 14, 2017.
2)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.
3)	The exceptional item of Rs. 716.57 crores (£85 million) for the quarter ended December 31, 2016, relates to the continuing impact of the explosion at the port of Tianjin (China) in August 2015. The exceptional credit to the income statement for the quarter relates to the recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the initial provision recorded in the quarter ended September 30, 2015. The process for finalising ongoing insurance claims and other recoveries may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when received or virtually certain to be received.
4)	Subsequent to quarter ended December 31, 2016, Jaguar Land Rover Automotive Plc issued a EUR 650 million (Rs.4,659.00 crores) 2.20% bond due 2024 and a GBP 300 million (Rs.2,504.68 crores) 2.75% bond due 2021. The net proceeds from the issue of bonds is intended to be used for general corporate purposes, including support for the on-going growth and capital spending plan.
5)	Reconciliation between financial results, as previously reported and as restated under Ind-AS are as under:

			(Rs. in crores)
Particulars		Quarter	Nine months
		ended December 31, 2015
		Unaudited
	Net profit after tax as reported under previous GAAP	3,507.54	5,846.69
1	Reversal of exchange gain accumulated in foreign currency monetary item translation difference account	(338.09)	1,282.20
2	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortization	71.61	199.75
3	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(2.02)	2.12
4	Effect of cross currency basis spreads on hedge accounting	(14.40)	273.94
5	Provision for expected credit losses	(32.48)	(395.17)
6	Reversal of gain on sale of investment in equity instruments classified as fair value through Other Comprehensive Income	—	(80.38)
7	Fair value gain on investment in mutual funds	20.69	36.86
8	Discounting of provisions	(34.72)	(116.69)
9	Remeasurement losses on defined benefit obligations (net)	(19.88)	(61.13)
10	Impact on depreciation due to business combination	(22.68)	(71.44)
11	Reversal of income recognised on certain financial assets derecognised under previous GAAP	(95.87)	(102.77)
12	Others (net)	(87.95)	(40.10)
13	Tax effect on above adjustments (including tax effect on undistributed earnings of subsidiaries, associates and joint arrangements)	(17.70)	(370.43)
14	Net profit after tax as per IndAS	2,934.05	6,403.45
15	Other Comprehensive Income/(loss) (net of tax) attributable to the Shareholders of the Company	(4,275.84)	7,749.60

	Total Comprehensive Income/(loss) after tax as per Ind-AS attributable to the Shareholders of the Company	(1,341.79)	14,153.05

6)	The Statutory Auditors have carried out a limited review of the Consolidated Unaudited financial results for the quarter and nine months ended December 31, 2016.

Tata Motors Limited

Mumbai, February 14, 2017	N Chandrasekaran Chairman

News Release – 4	February 14, 2017

Auditors Report (Stand Alone)

INDEPENDENT AUDITOR’S REPORT ON AUDIT OF INTERIM FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Standalone Financial Results of TATA MOTORS LIMITED (“the Company”), which includes two Joint Operations consolidated on a proportionate basis, for the quarter and nine months ended December 31, 2016 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim standalone financial information which has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim standalone financial information.

2.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the net loss and total comprehensive loss and other financial information of the Company for the quarter and nine months ended December 31, 2016.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

B.P.SHROFF

Partner

(Membership No.34382)

MUMBAI, February 14, 2017

News Release – 5	February 14, 2017

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

CIN L28920MH1945PLC004520

(Rs. in crores)

STATEMENT OF STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2016

			Quarter ended				Nine months ended
Particulars (Refer Notes Below)			December 31,		September 30,	December 31,	December 31,
			2016		2016	2015	2016	2015
			Audited		Audited	Unaudited	Audited	Unaudited
1	Income from operations
	(a)	Sales/Income from operations		11,125.71	11,223.75	10,892.22	33,660.70	32,755.98
	(b)	Other operating income		95.92	182.39	163.05	431.81	493.54
		Total Income from operations		11,221.63	11,406.14	11,055.27	34,092.51	33,249.52
2	Expenses
	(a)	Cost of materials consumed		6,647.44	6,560.47	5,670.79	19,991.76	17,670.84
	(b)	Purchase of products for sale		930.81	967.23	959.71	2,836.87	3,055.93
	(c)	Changes in inventories of finished goods, work-in-progress and products for sale		(99.14)	(105.23)	408.97	(1,040.53)	27.59
	(d)	Excise duty		1,001.78	1,083.69	1,013.48	3,230.66	3,189.84
	(e)	Employee benefits expense		845.35	881.70	824.98	2,625.99	2,403.61
	(f)	Depreciation and amortisation expense		728.96	718.57	590.98	2,159.77	1,763.24
	(g)	Product development/Engineering expenses		76.95	69.89	107.38	263.01	299.46
	(h)	Other expenses		1,960.04	1,887.49	1,836.43	5,928.88	5,645.29
	(i)	Amount capitalised		(218.06)	(245.29)	(263.90)	(710.12)	(787.49)
		Total expenses		11,874.13	11,818.52	11,148.82	35,286.29	33,268.31
3	Profit/(loss) from operations before other income, finance costs and exceptional items (1 - 2)			(652.50)	(412.38)	(93.55)	(1,193.78)	(18.79)
4	Other income (Refer note 3)			93.95	146.02	493.90	864.52	1,291.52
5	Profit/(loss) from ordinary activities before finance costs and exceptional items (3 + 4)			(558.55)	(266.36)	400.35	(329.26)	1,272.73
6	Finance costs			413.73	372.77	357.16	1,135.63	1,158.41
7	Profit/(loss) from ordinary activities after finance costs but before exceptional items (5 - 6)			(972.28)	(639.13)	43.19	(1,464.89)	114.32
8	Exceptional items
	(a)	Exchange (gain)/loss (net) including on revaluation of foreign currency borrowings, deposits and loans		58.58	(79.87)	19.20	87.36	246.49
	(b)	Provision for investments and cost associated with closure of operations of a subsidiary		—	—	—	—	97.86
	(c)	Diminution in the value of investment in a subsidiary		—	50.00	—	50.00	—
	(d)	Employee separation cost		0.75	(0.34)	(0.70)	0.41	9.81
	(e)	Impairment of capitalized fixed assets		—	—	163.94	—	163.94
9	Profit/(loss) from ordinary activities before tax (7 - 8)			(1,031.61)	(608.92)	(139.25)	(1,602.66)	(403.78)
10	Tax expense/(credit) (net)			14.33	21.84	(2.43)	48.29	56.47
11	Net profit/(loss) for the period (9-10)			(1,045.94)	(630.76)	(136.82)	(1,650.95)	(460.25)
12	Other Comprehensive Income/(loss) (net of tax)			(6.19)	23.92	28.93	16.18	42.82
13	Total Comprehensive Income/(loss) after tax (11+12)			(1,052.13)	(606.84)	(107.89)	(1,634.77)	(417.43)
14	Paid-up equity share capital			679.22	679.18	679.18	679.22	679.18
15	Earnings per share (EPS) (Not annualised)
	A.	Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS	Rs.	(3.08)	(1.86)	(0.40)	(4.86)	(1.36)
	(b)	Diluted EPS	Rs.	(3.08)	(1.86)	(0.40)	(4.86)	(1.36)
	B.	‘A’ Ordinary shares (face value of Rs.2 each)
	(a)	Basic EPS	Rs.	(3.08)	(1.86)	(0.40)	(4.86)	(1.36)
	(b)	Diluted EPS	Rs.	(3.08)	(1.86)	(0.40)	(4.86)	(1.36)

Notes:

1)	The above results were reviewed and recommended by the Audit Committee at its meeting held on February 13, 2017 and approved by the Board of Directors at its meeting held on February 14, 2017.
2)	The Company has adopted Indian Accounting Standards (Ind-AS) from April 1, 2016 and accordingly these financial results together with the results of the comparative previous period have been prepared in accordance with the recognition and measurement principles laid down in Ind-AS 34 on Interim Financial Reporting prescribed under section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and the other accounting principles generally accepted in India.
3)	Other income for the quarter and nine months ended December 31, 2016, includes dividend from subsidiaries of Rs.15.15 crores and Rs.641.96 crores, respectively (Rs.416.12 crores and Rs.971.13 crores for the quarter and nine months ended December 31, 2015, respectively).
4)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Ind-AS 108 on Operating Segments Reporting are considered to constitute one reporting segment.
5)	Reconciliation between financial results, as previously reported and as restated under Ind-AS are as under:

			(Rs. in crores)
		Quarter ended	Nine months ended
		December 31,	December 31,
		2015	2015
Particulars		Unaudited
	Net profit/(loss) after tax as reported under previous GAAP	(200.86)	(230.76)
1	Profits of Joint Operations (net of tax)	10.50	110.34
2	Reversal of exchange loss accumulated in foreign currency monetary item translation difference account	3.26	(102.73)
3	Effect of adoption of deemed cost exemption relating to property, plant and equipment and intangibles on depreciation and amortisation	71.61	199.75
4	Gain on fair value of below market interest loan (net of effective interest rate adjustment)	(2.02)	2.12
5	Reversal of gain on sale of Investment in Equity instruments classified as fair value through Other Comprehensive Income	—	(80.38)
6	Fair value gain on investment in mutual funds	20.08	28.94
7	Provision for expected credit losses	(35.00)	(64.64)
8	Reversal of Profit on sale of investments due to common control transactions	(1.51)	(325.99)
9	Others (net)	(6.01)	(0.29)
10	Tax effect on above adjustments	3.13	3.39
	Net profit/(loss) after tax as per Ind-AS	(136.82)	(460.25)
11	Other Comprehensive Income/(loss) (net of tax)	28.93	42.82

	Total Comprehensive Income/(loss) after tax as per Ind-AS	(107.89)	(417.43)

6)	The above results include the Company’s proportionate share of income and expenditure in its two Joint Operations, namely Tata Cummins Private Limited and Fiat India Automobile Private Limited. Below are supplementary details of Tata Motors Limited on standalone basis excluding interest in the aforesaid two Joint Operations:

						(Rs. in crores)
		Quarter ended			Nine months ended
		December 31,	September 30,	December 31,	December 31,	December 31,
Particulars		2016	2016	2015	2016	2015
1	Total Income from operations	11,063.71	11,232.31	10,967.55	33,571.52	32,818.29
2	Profit/(loss) before tax	(1,073.08)	(634.04)	(151.60)	(1,690.04)	(564.80)
3	Profit/(loss) after tax	(1,084.84)	(632.05)	(147.32)	(1,701.62)	(570.59)

7)	The Statutory Auditors have carried out an audit of the above results for the quarter and nine months ended December 31, 2016 and have issued an unmodified opinion on the same. The results for the quarter and nine months ended December 31, 2015 have been subjected to limited review.

Tata Motors Limited

N Chandrasekaran
Mumbai, February 14, 2017	Chairman

For further press queries please contact Mr. Suresh Rangarajan at +00 91 22 66657289 or email at: suresh.rangarajan@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.